UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 000-30993
CUSIP NUMBER 744283201

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Proxim Corporation
Full Name of Registrant

Former Name if Applicable

2115 O’Nel Drive
Address of Principal Executive Office (Street and Number)

San Jose, California 95131
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

On June 11, 2005, Proxim Corporation (the “Registrant”), along with its subsidiaries, Proxim Wireless Networks, Inc., Proxim International Holdings, Inc. and WirelessHome Corporation (collectively, the “Subsidiaries”), filed voluntary petitions for Chapter 11 bankruptcy protection in the United Stated Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). These cases have been assigned to the Honorable Peter J. Walsh and are jointly administered under case number 05-11639.  No trustee, receiver or examiner has been appointed in the bankruptcy cases.  The Registrant and the Subsidiaries continue to manage their affairs as a debtors-in-possession subject to the supervision of the Bankruptcy Court.

As previously disclosed, the Registrant has sold substantially all of its assets, ceased all operations and terminated all of its employees and has retained as consultants only the minimal staff needed to manage the orderly administration and winding up of the Registrant’s affairs. The Registrant expects to propose a plan of liquidation with the Bankruptcy Court calling for the disposition of its remaining assets and the distribution of all available proceeds therefrom to its creditors. The plan will be subject to the approval of the Bankruptcy Court.  If a plan is not approved by the Bankruptcy Court or if no plan is proposed, the Registrant’s and the Subsidiaries’ bankruptcy cases may be converted to cases under Chapter 7 of the Bankruptcy Code.  Because the Registrant’s outstanding liabilities exceed the value of the Registrant’s assets, the Registrant does not expect to distribute funds to its stockholders.

On July 11, 2005, the Registrant requested that the Staff of the Securities and Exchange Commission (the “Commission”) not recommend an enforcement action against it if the Registrant follows certain modified reporting procedures in lieu of filing the regular periodic reports specified under Section 13(a) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder (the “No Action Request”). The Registrant has not yet received from the Commission a response on its No Action Request.

If the No Action Request is granted, the Registrant will not file its Form 10-Q for the fiscal quarter ended June 30, 2005 (the “Form 10-Q”). If the No Action Request is not granted, the Registrant will endeavor to file its Form 10-Q within a reasonable period of time, taking into account the limited human resources currently available to the Registrant. However, to date the Registrant has not closed its books for the fiscal quarter ended June 30, 2005 and has not engaged an accounting firm to review its financial statements for that period. The Registrant expects that a review of its financial statements at this time would be difficult and time-consuming, due to, among other things, the sale of substantially all of the Registrant’s assets, which will alter fundamentally the Registrant’s financial statements, and the Registrant’s limited human resources

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Richard J. Tallman	(408)	731-2700
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Proxim Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 15, 2005	By	/s/ Richard J. Tallman
			Name:	Richard J. Tallman
			Title:	Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).